Exhibit 99.1

21Vianet Group, Inc. Announces New Addition To Its Board Of Directors

BEIJING, June 16, 2016 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq:VNET) (“21Vianet” or the “Company”), the largest carrier-neutral Internet data center services provider in China, today announced that its Board of Directors (the “Board”) has appointed Wei Yuan as a director, effective immediately.

Mrs. Yuan is the president of Tus-Holdings Co., Ltd. (“Tus-Holding”), which directly invests in or controls more than 200 companies with more than RMB$50 billion in total assets under its management. Tus-Holdings also develops, constructs, operates and manages Tsinghua University Science Park. Prior to that, she was a former partner of Shanghai Lianchuang Investment Management Co., Ltd, Redpoint Ventures, and a former founding management partner of South River Capital. Mrs. Yuan has 16 years of investment experience in the venture capital industry and has served as a director or supervisor in several listed companies. Mrs. Yuan received her master’s degree in philosophy and dual bachelor’s degrees in engineering and economics from Tsinghua University.

Mr. Josh Chen, Founder, Executive Chairman of the Company, stated, “We are delighted to expand our Board with the appointment of Mrs. Wei Yuan. The appointment of such an extraordinary leader like Mrs. Yuan brings additional expertise and insight to our Board and reflects our ongoing commitment to strengthening our corporate governance practice. We are confident that her deep expertise, diverse perspectives and unique experience will be of great assistance to the Board and the Company. We also wish to express our sincere gratitude to Dr. Eden Y. Woon for his service to 21Vianet as our Board member and wish him continued success in his future endeavors.”

An equity investment of US$388 million in the Company from Tus-Holdings was completed on June 6, 2016.

Additionally, Mr. Kong Kat Wong, co-founder and vice president of Xiaomi Corporation, will transition to Board Observer status.

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud infrastructure services, content delivery network services, consumer broadband services and business VPN services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in 44 cities throughout China, servicing a diversified and loyal base of more than 2,000 customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

21Vianet Group, Inc.

Eric Chu, CFA

+1 (908) 707-2062

IR@21Vianet.com

Queenie Liu

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Simic Chan

+852 3469 5065

IR@21Vianet.com

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